Mail Stop 4561



      July 19, 2005



Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 2 to Form S-11
      Filed June 20, 2005
      File No. 333-118092

Dear Mr. Replin:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment no. 1 and the attached Schedule A that discloses the available past performance history of Regatta since 2001. We further note that Regatta is unable to provide complete information due to a flood in a storage locker. Please clarify (i) whether any records prior to 2001 are available and
(ii)
whether Schedule A reflects all prior performance of Regatta from 2001 to the present. We also reissue that portion of our comment requesting a discussion of whether Regatta raised funds from investors. In addition, please discuss Regatta`s operating results, including any cash distributed to investors and the source of such cash, and any compensation paid to Regatta.

2. We note your disclosure on page 48 that "sales are intended to be made by your directors and executive officers." We further note your response to comment no. 4 that you do not anticipate that any director, officer or stockholder other than Stephen D. Replin will participate in the sale of your securities in this offering. Please revise your registration statement to identify Mr. Replin as the individual who will be selling your securities. Further, in connection with whether Mr Replin meets each element of the safe harbor provided by Exchange Act Rule 3a4-1, please tell us whether he was involved in the sale of securities in your private placement in
August 2004 and how he meets 3a4-1(a)(ii)(C) regarding his participation in selling an offering more than once every 12 months.

Cover

3. Please confirm that your cover page will not exceed the one page limitation. As we noted in our first comment letter, the cover page should contain only information required by Item 501 or that is key information.

4. We note your response to comment no. 6 and the revised disclosure that your primary emphasis in making mortgage loans will be the sufficiency of the collateral securing the loans, but you do not intend to obtain appraisals on the property before loan approval. Please revise throughout to explain how you will be able to determine the sufficiency of the collateral in the absence of appraisals. In addition, please revise the disclosure in each place that you discuss the fact that you will be relying on the collateral to disclose that you will not obtain appraisals on the property. In this connection, we note the disclosure on page 2 in the summary sates that you plan to focus on the collateral as opposed to the overall financial condition of the borrower. Please revise throughout.

5. We note your disclosure that of the four sets of mortgage loans made by you totaling $388,000, two sets of loans in which you loaned a total of $283,112 are not current. Please expand your disclosure on the cover and throughout the prospectus to state how delinquent the loans are. In this connection, we note your disclosure on page
21 that with respect to your first set of loans, the borrowers defaulted.


Prospectus Summary, pages 1 - 3

6. We note your response to comment no. 10 and the revised disclosure in the summary. We continue to believe that you should briefly describe the special circumstances in which you may make interest carry loans and reissue that portion of the comment.

This Offering, page 6

7. We note your response to comment no. 19. However, we continue to note your disclosure on page 6 that, "if subscriptions for at least
$1,502,200 have not been received by _____, 2005 (180 days from the date of this prospectus), the offering will terminate" and the later sentence stating "if a minimum of $1,502,200 is received, the offering will continue until we elect to terminate it, but no later than _____, 2005 (180 days from the date of this prospectus). In either case, it appears that the offering will terminate no later than 180 days from the date of this prospectus, and we reissue our comment. Please advise or revise.

Risk Factors, pages 7 - 18

Risks Related to our Business, page 8

The types of loans we make..., page 9

8. We note your response to comment 22 and reissue that part of the comment that asked you to provide separate risk factor disclosure of the risks of each type of investment. Please include a risk that discusses your ability to make interest only loans. Further, please revise to provide separate risk factor disclosure regarding your loans that are not current and a separate risk factor to discuss the risk presented in the last sentence that there are no limitations on the amounts that may be invested in any one category of loans or in any one loan.

9. We note your disclosure that in your first set of loans the borrower was unable to sell the properties prior to maturity.
Please
expand your disclosure to quantify your losses.

Management`s Discussion and Analysis, pages 21 - 23

10. We note your revised disclosure on page 21 that your first set of loans was made in May 2004. Please expand your disclosure in this section to quantify the amount of these loans and any losses associated with these loans. In addition, please include a chart detailing your outstanding loans, including amounts, origination dates, maturity dates, interest rates and current status.

Compensation of Our Officers and Directors, page 21

11. We note your response to comment no. 37 that Mr. Replin`s compensation arrangements with Port Funding have not been finalized.
Please update your disclosure when such compensation arrangements are finalized.


Regulation, page 31

12. We note your response to comment 36. Please provide us with a copy of the legal opinions obtained from local counsel in Indiana, Mississippi, Missouri and Wisconsin. Further, please revise to explain why you have singled out California and Texas as requiring further investigation prior to making loans in such states in light of your statement that you will review the licensing laws of any state in which you conduct lending activities and "will obtain legal opinions if deemed necessary" by you.


Certain Relationships and Related Transactions, page 37

13. Please reconcile the disclosure on page 38 that "Mr. Replin plans to devote approximately 80% of his business time to our business" with the disclosure on page 11 that he plans to devote approximately
70% of his business time to Port Funding and 10% of his time to the company.


Interim Financial Statements

Notes to Financial Statements, page F-5

14. Please expand your disclosure to provide updated information about the status of the loans in default at the balance sheet date.
Please disclose the following with respect to these loans:

* When you anticipate beginning foreclosure proceedings on the properties;
* the amount of impairment that was recognized on this loan, and if none, the reasons you believe this loan is not impaired;
* the amount of interest income included in net income for the three months ended March 31, 2005;
* the amount of interest income excluded from net income for the three months ended March 31, 2005;
* whether the loan is now current.

3. Subsequent Event, page F-5

15. Please expand your disclosure to provide additional detail about the note receivable that became delinquent subsequent to the balance sheet date. Please disclose the balance of the note outstanding and all relevant terms of the note.








Annual Financial Statements

2. Summary of Significant Accounting Policies, page F-10

16. Please disclose your significant asset concentration of loans to a single person or group of affiliated persons. Additionally, disclose the non-performing status of these loans at the balance sheet date.

Revenue Recognition, page F-11

17. Please tell us what amounts you have recognized as origination fee revenue other than the $12,171 disclosed on page 25. Tell us whether or not there were origination or other loan fees related to the notes due in December 2005.



*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP




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Stephen D. Replin
Del Mar Income Partners, Ltd.
July 19, 2005
Page 6